Exhibit 99.1

GFL Environmental Inc. Prices Private Offering of Senior Notes

VAUGHAN, ON, January 13, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced the pricing of US$1 billion in aggregate principal amount of 5.500% senior notes due 2034 (the “Notes”), in a transaction that was significantly oversubscribed (the “Notes Offering”). The Notes will be issued by a U.S. wholly owned subsidiary of GFL and will be guaranteed by GFL and certain of its other subsidiaries.

Following the successful execution of the Company’s capital allocation strategy in 2025, GFL intends to use the proceeds from the Notes Offering to repay amounts drawn on its revolving credit facility and for general corporate purposes, with a view to maximizing its available liquidity to execute on its growth strategy in 2026 and beyond. The Notes Offering is expected to have an immaterial impact on the Company’s borrowing rate and to be leverage neutral, consistent with the Company’s commitment to maintain leverage in the low-to-mid 3.0x range.

“The successful pricing of these Notes demonstrates the continued support we have from our institutional debt investors,” said Patrick Dovigi, Founder and Chief Executive Officer. “We have worked very hard to build their trust as stewards of their capital and in turn they have supported us in our growth strategies, allowing us to further pursue our goal of creating long-term value for all of our stakeholders.”

The Notes being offered in the Notes Offering have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL's annual information form for the year ended December 31, 2024 and GFL's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For more information:

Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com